Exhibit 8.1

August 29, 2013

Broadcast International, Inc.
6952 S. High Tech Drive, Suite C
Midvale, Utah 84047-3772

Ladies and Gentlemen:

You have requested my opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Alta Acquisition Corporation (“Alta”), a Nevada corporation and wholly-owned subsidiary of Broadcast International, Inc. (the “Company”), a Utah corporation, with and into AllDigital Holdings, Inc. (“AllDigital”), a Nevada corporation, with Alta as the surviving corporation, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2013, by and among the Company, Alta, and AllDigital (as it may be amended from time to time, the “Merger Agreement”). Any capitalized terms used but not defined herein have the meaning given to such terms in the Merger Agreement.

In formulating my opinion, I examined such documents as I deemed appropriate, including the Merger Agreement and the Form S-4 filed by the Company with the SEC, Registration number 333-189869 (as amended, the “Registration Statement”). In addition, I have obtained such additional information as I deemed relevant and necessary through consultation with various officers and representatives of the Company, Alta and AllDigital.

My opinion set forth below assumes (1) the accuracy of the statements and facts concerning the Merger set forth in the Merger Agreement and the Registration Statement, (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Registration Statement, (3) that the applicable law in effect as of the Effective Time will be the same as the applicable law in effect as of the date hereof, (4) the accuracy of the representations, both as of the date hereof and as of the Effective Time and thereafter, as applicable (i) made by the Company, on behalf of itself and Alta, set forth in the certificate delivered to us by the Company, dated the date hereof and (ii) made by AllDigital, on behalf of itself, set forth in the certificate delivered to us by AllDigital, dated the date hereof, and (5) that any representations made in such certificates which are qualified by knowledge or qualifications of like import are, and will be, accurate without such qualifications.

Based upon the facts and statements set forth above, my examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, I am of the opinion that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

My opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, all as currently in effect and any of which may be changed at any time, possibly with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which I have relied, may affect the continuing validity of the opinion set forth herein. I assume no responsibility to inform you of any such change or inaccuracy that may occur or come to my attention. No opinion is expressed on any matter other than that which is specifically covered by the foregoing opinion.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the references to me therein. In giving this consent, I do not admit that I am an expert within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,
/s/ Reed L. Benson
Reed L. Benson, Esq.